SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

March 8, 2013

Commission File Number: 333-130901

MACRO BANK INC.

(Exact name of registrant as specified in its Charter)

Sarmiento 447

Buenos Aires C1 1041

Tel: 54 11 5222 6500

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-    N/A

BANCO MACRO S.A.

NOTICE OF MEETING

A General Shareholders’ Meeting is called to be held on April 11th 2013, at 11 am, at the principal place of business of the company located at Sarmiento 447, Capital Federal, in order to discuss the following:

AGENDA

1) Appoint two shareholders to sign the Minutes of the Shareholders’ Meeting.

2) Evaluate the documentation provided for in section 234, subsection 1 of Law No. 19550, for the fiscal year ended December 31st 2012.

3) Evaluate both the management of the Board of Directors and of the Supervisory Committee.

4) Evaluate the application of the retained earnings for the fiscal year 2012. Total Retained Earnings: AR$ 1,556,555,031.47 which the board proposes may be applied as follows: a) AR$ 298,724,146.29 to Legal Reserve Fund; b) AR $ 71,916,000.00 to Statutory Reserve Fund – Special Statutory Reserve Fund for Subordinated Debt Instruments under the global program of Negotiable Obligations approved by the general shareholders’ meeting held on September 1st 2006; c) AR$ 15,234,165.18 to tax on corporate personal assets and participating interests; d) AR$ 1,170,680,720.00 to the optional reserve fund for future distributions, pursuant to Communication “A” 5273 issued by the Central Bank of the Republic of Argentina.

5) Evaluate the remunerations of the members of the Board of Directors for the fiscal year ended December 31st 2012 within the limits as to profits, pursuant to section 261 of Law 19550 and the Rules of the Comisión Nacional de Valores (Argentine Securities Exchange Commission).

6) Evaluate the remunerations of the members of the Supervisory Committee for the fiscal year ended December 31st 2012.

7) Evaluate the remuneration of the independent auditor for the fiscal year ended December 31st 2012.

8) Appoint five regular directors who shall hold office for three fiscal years. Grant the relevant authorizations to perform all necessary acts and proceedings aimed at registering the new directors.

9) Determine the number of members who shall form the Supervisory Committee and designate the new regular and alternate members of the Supervisory Committee who shall hold office for one fiscal year.

10) Appoint the independent auditor for the fiscal year to end December 31st 2013.

11) Define the auditing committee’s budget. Delegation to the Board of Directors.

12) Defer the delegation to the Board of the necessary powers to (i) determine and establish all terms and conditions of the Global Program of Negotiable Obligations approved by Resolution No. 15480 dated September 28th, 2006 and Resolution No. 16616 dated July 28th 2011 issued by the Argentine Securities Exchange Commission, of each of the series to be issued at the appropriate time and of the negotiable obligations to be issued under such Program and (ii) perform any act in connection with such Program or the negotiable obligations to be issued thereunder. Authorize the Board to sub-delegate to one or more of its members, or to the person they consider appropriate, the exercise of the powers described in the preceding paragraph.

THE BOARD OF DIRECTORS

NOTES: (i) In order to attend the Shareholders’ Meeting, all Shareholders shall deposit evidence or proof of their book-entry shares issued for such purpose by Caja de Valores S.A. and provide sufficient evidence of identity and legal capacity, as the case may be, at Sarmiento 447, Capital Federal, from 10 am to 3 pm, by April 5th 2013. (ii) We remind all Shareholders that are foreign companies that they must register with the Public Registry of Commerce (Registro Público de Comercio) of the City of Buenos Aires under the terms of section 123 of the Argentine Business Company Law No. 19550, as amended. (iii) Pursuant to the provisions set forth in the rules issued by the Argentine Securities Exchange Commission, the holders of the shares shall include the following information in the notice of attendance to the Shareholders’ Meeting: holder’s name and last name or complete corporate name, identity card type and number of individuals or, if the shareholder is a legal entity, then it shall furnish all registration data expressly stating the registry with which such legal entity filed all its organizational documents and the jurisdiction and domicile thereof. All persons attending the Shareholders’ Meeting in the name and on behalf of any shareholder shall provide identical information. (iv) In order to comply with the Recommendation included in item V.2.5 of Exhibit IV, Chapter XXIII of the Rules of the Argentine Securities Exchange Commission, attendants shall be requested to disclose, before putting the matter to a vote, the decision of each of the candidates to be elected as directors regarding the adoption or not of a Code of Corporate Governance and the reasons for taking such stand.

Jorge Horacio Brito

Chairman

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: March 8, 2013

MACRO BANK INC.

By:	/s/ Jorge Horacio Brito
Name: Jorge Horacio Brito
Title: Chairman